AMERICAN NATIONAL BANKSHARES INC.

March 3, 2021

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Jessica Livingston

Re:	American National Bankshares Inc.

Registration Statement on Form S-3

File No. 333-253443

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), American National Bankshares Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 3:00 p.m., Eastern Time, on Friday, March 5, 2021, or as soon thereafter as practicable.

Please contact Scott H. Richter of Williams Mullen at (804) 420-6221 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted. Thank you for your assistance.

Very truly yours,

/s/ Jeffrey W. Farrar
Jeffrey W. Farrar
Executive Vice President, Chief Financial Officer and Chief Operating Officer